PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Morrison Sockeye Salmon Historically Artificially Propagated

Vancouver BC,  December 10, 2012:  The Company is providing information that the Morrison Lake Sockeye Salmon stock was historically enhanced by the Babine Salmon Hatchery which operated from 1907 to 1936.

The Babine Salmon Hatchery was established in 1907 on Morrison Creek, one kilometer below the outflow of Morrison Lake.  The Babine Salmon Hatchery operated until 1936, when it was shut down due to government cutbacks.  In its first year of operation, the Babine Salmon Hatchery released 4.6 million fry.

Built with an 8 million annual sockeye egg capacity, the Babine Salmon Hatchery released a total of 170.9 million sockeye fry into the Morrison Watershed during its 28 years of operation.  An additional 5.5 million fertilized eggs and 25 million “fingerlings” or yearlings were released.

Eggs were obtained primarily from Morrison Creek and supplemented intermittently with eggs obtained from the Babine River, Fulton River, Morrison Lake, Pierre Creek, Pinkut Creek, Tachek Creek and Tahlo Creek as well as from Stuart Lake located in the Fraser River Watershed.  In 1928, the Stuart Lake Hatchery’s entire egg collection from Pierre and Pinkut creeks was transferred to the Babine Lake Hatchery.

The references the Company received its information from was the “LBN Salmon Spawning Report 2010’ and the “Transfers of Eggs and Young of Pacific Salmon Within BC, Department of Fisheries and Oceans, March 1979, Fisheries and Marine Service Technical Report No. 861”.  An excerpt from the “LBN Salmon Spawning Report 2010’, titled “Babine Salmon Hatchery” is available at the following link on our website:

http://www.pacificbooker.com/pdf/Babine%20Salmon%20Hatchery.pdf

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml